August 1, 2007

Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
4080 Cavett Stallman Road, Suite 100
Granite Bay, California 95746

      Re: **Solar Power, Inc.**
               Amendment No. 6 to Registration Statement on Form SB-2
               Filed July 23, 2007
               File No. 333-140023

Dear Mr. Kircher:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 54</u>

1.   Please refer to prior comment 8. In the first paragraph, please change "our" to "its" (and "its" to "the") to denote the financial statements of Solar Power, Inc., a Nevada Corporation (formerly Welund Fund). In the second paragraph, with reference to the Item 4.01 Form 8-K dated December 29, 2006, please clarify that the dismissal of Hansen was by the Board of Directors of Solar Power, Inc., a California corporation rather than Solar Power, Inc., a Nevada corporation (formerly Welund Fund). Similarly, this also applies to the second paragraph on page 55 for the engagement of Macias Gini & O'Connell LLP. Please revise here and throughout the document to clarify.

Financial Statements, page F-1

Note 1. Organization and Basis of Financial Statement Presentation, page F-11

2.	Please refer to prior comment 15. While we note the new disclosure on page 24, we continue to note inconsistent disclosure in the first full paragraph on page 26. In that disclosure you continue to state that the allocation of $637,088 to contracts in process represents "the estimated fair value of the costs… [you] would not have to incur." For the reasons previously cited in our comment, we continue to question why you believe this represents fair value and why the disclosure is not consistent with the disclosure on page 24.

Note 16. Subsequent Events, page F-26

3.	Please refer to prior comment 20. We note from your response that no activity has occurred in the partnership with J.R. Conkey (JRC) and neither JRC nor you has contributed initial capital or performed any of your stated responsibilities. Please provide similar disclosure in this note and on pages 2 and 26 and throughout the filing where you discuss the partnership.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

4.	Please refer to prior comment 28. We note your response that you do not believe an amendment of Form 10-QSB for the period ended September 30, 2006 and disclosures under SFAS 154 and Item 4.02 of Form 8-K are not required. However, if the changes to be made are material, please make all appropriate revisions and restatements.

Form 8-K filed July 25, 2007

5.	Please also amend this report as previously requested for other errors including the overstatement of revenues by $380,800, the overstatement of forfeited tooling revenue of $37,979, reclassification error in selling, marketing and customer service costs of $74,318, eliminated equity of IAK for $17,948, and the to reflect the DRCI expenses of $331,192 in the proper period.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Burton at (202) 551-3626 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Peggy Fisher at (202) 551-3800 with any other questions.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant

cc (via fax): David C. Adams, Esq.